Mail Stop 3561

October 17, 2008

Kwong Kai Shun, Chief Executive Officer
Asia Time Corporation
Room 1601-1604, 16/F., CRE Centre
889 Cheung Sha Wan Road
Kowloon, Hong Kong

> **Re:** **Asia Time Corporation**
> **Registration Statement on Form S-1**
> **Amendment No. 1 Filed September 17, 2008**
> **File No. 333-150830**

Dear Mr. Shun:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Selling Security Holders, page 60

Payments and Potential Payments Required in Connection with the Issuance of the Securities Being Registered, page 60

1. We note your indication at the top of page 62 of the red-lined version of your registration statement that the expenses related to the Bonds and Warrants cannot be determined at this time. Please advise us as to why this amount cannot be determined at this time; in doing so, please tell us why, at the very least, the amount of expenses accrued to date could not be estimated at this time.

Comparison of Company Proceeds from to Potential Investor Profit, page 63

2. We note that you include the possible redemption of the Bonds at 150.87% (at maturity) as part of all payments that have been made or that may be required to be made by the issuer, however, you do not include other payments that are

disclosed on pages 61-62, such as payments of interest. Please explain why you included this particular payment but excluded other payments or revise accordingly.

Item 15. Recent sales of unregistered securities

3. Please revise this discussion to address, as you do on page 32 of the red-lined version of your registration statement, that the Series A Convertible Preferred Stock has been converted to common stock.

Exhibit 5.1

4. The legality opinion indicates that each of "the Transaction Documents is dated November 9, 2008 unless otherwise indicated." It appears that this date should be retrospective in nature; please revise or advise.

*   *   *   *   *

Please contact Ramin M. Olson, Attorney-Advisor, at (202) 551-3331, Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jonathan Ma, Esq.
        Kirkpatrick & Lockhart Preston Gates Ellis LLP
        Via Facsimile